                       BLACKWELL SANDERS PEPER MARTIN LLP
                4801 MAIN STREET SUITE 1000 KANSAS CITY, MO 64112
                   P.O. BOX 219777 KANSAS CITY, MO 64121-6777
                     TEL: (816) 983-8000 FAX: (816) 983-8080
                        WEBSITE: www.blackwellsanders.com

Dennis P. Wilbert                                     DIRECT FAX: (816) 983-8080
DIRECT: (816) 983-8124                     E-MAIL: dwilbert@blackwellsanders.com

                                February 28, 2007

Via EDGAR Transmission
Mr. William Friar
Senior Financial Analyst
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

     Re:  Commerce Bancshares, Inc.
          Form S-4
          Filed on February 6, 2007
          File No. 333-140475

Dear Mr. Friar:

     Per your  conversation with my colleague on February 27, 2006, I am writing on behalf of  Commerce  Bancshares,  Inc.  (the  "company")  to  supplement  the information  initially provided in my letter dated February 26, 2007 in response to the  comments  of the staff (the  "staff")  of the  Division  of  Corporation
Finance of the Securities and Exchange  Commission (the  "Commission") set forth in your letter dated  February 22,  2007,  with respect to the  above-referenced filing (the "comment  letter").  This letter is being filed with the  Commission electronically today.

     To more accurately  describe what  shareholders of South Tulsa will receive if the transaction is consummated, we have further revised the disclosure on the cover page of the prospectus and elsewhere  throughout the prospectus to include a clear and concise  plain English  explanation  of what  shareholders  of South
Tulsa will receive if the transaction is consummated.

     The revised cover page language is as follows:

     The Boards of  Commerce,  CBI-Kansas  and South  Tulsa  have  agreed to the merger of South Tulsa into CBI-Kansas.  The total merger  consideration value is estimated  to be  $26,250,000.  If the  merger is  approved,  each  South  Tulsa shareholder will receive Commerce common stock with a value of $340.54 per share of South Tulsa common stock. The per share merger consideration will be equal to
$340.54 in Commerce  common stock if the Commerce  stock price is between $45.30 and $50.06. Thus, if the Commerce stock price is within this

  KANSAS CITY, MISSOURI o ST. LOUIS, MISSOURI o OVERLAND PARK, KANSAS o OMAHA, NEBRASKA
SPRINGFIELD, MISSOURI o EDWARDSVILLE, ILLINOIS o WASHINGTON, D.C. o LONDON, UNITED KINGDOM

                         AFFILIATES: LEEDS o MANCHESTER
                       MEMBER OF THE WORLD SERVICES GROUP

Mr. William Friar
February 28, 2007

range, each shareholder of South Tulsa will receive between  approximately  6.80 and 7.52 shares of Commerce common stock per share of South Tulsa common stock.

     If the Commerce stock price is less than $45.30,  each shareholder of South
Tulsa will receive  approximately 7.52 shares of Commerce common stock per share of South Tulsa common stock  (which  results in the value of the Commerce  stock received  being less than  $340.54).  On the other hand,  if the Commerce  stock price is greater  than  $50.06,  each  shareholder  of South Tulsa will  receive approximately  6.80  shares of  Commerce  common  stock per share of South Tulsa common stock (which  results in the value of the Commerce  stock  received being more than $340.54).  This result is because the parties agreed not to adjust the amount of Commerce  common stock received  beyond these limits.  See "What South
Tulsa Shareholders Will Receive in the Merger" on page ___, "Summary--The Merger
Consideration"  on page ___, and "The  Merger--Conversion  of South Tulsa Common
Stock" on page ___.  Commerce  common stock is traded on The Nasdaq Stock Market under the symbol "CBSH."

     The section of the prospectus  entitled "What South Tulsa Shareholders Will
Receive in the Merger" has been revised as follows:

            WHAT SOUTH TULSA SHAREHOLDERS WILL RECEIVE IN THE MERGER

     The number of shares of Commerce common stock into which one share of South
Tulsa  common  stock  will be  converted  in the merger is  referred  to in this document as the "merger  consideration." The total merger consideration value is estimated  to be  $26,250,000.  Shares  of  South  Tulsa  common  stock  will be converted into merger  consideration  of $340.54 per share of South Tulsa common stock,  consisting  of shares of Commerce  common stock,  if the Commerce  stock price (as  determined  under the Agreement and Plan of Merger) is between $45.30 and $50.06.  Thus,  if the  Commerce  stock  price is within  this  range,  each shareholder  of South Tulsa will  receive  between  approximately  6.80 and 7.52 shares of Commerce common stock per share of South Tulsa common stock.

     If the Commerce  stock price is less than $45.30,  the Commerce stock price will nevertheless be deemed to be $45.30 and therefore the merger  consideration will consist of approximately  7.52 shares of Commerce common stock per share of
South Tulsa common stock (which results in the merger  consideration  being less than $340.54 per share of South Tulsa common stock). If the Commerce stock price is greater than $50.06,  the Commerce stock price will nevertheless be deemed to be $50.06 and therefore the merger  consideration  will consist of approximately
6.80  shares of Commerce  common  stock per share of South  Tulsa  common  stock
(which results in the merger  consideration being more than $340.54 per share of
South Tulsa common stock). The last reported sales price on January 30, 2007 for
Commerce  shares as reported by The Nasdaq Stock  Market was $48.99.  You should obtain current market prices for

Mr. William Friar
February 28, 2007

the Commerce common stock. See "Risk Factors" beginning at page __. Please refer to the table below for an illustration of how the per share merger consideration will be determined  under the various  possible  Commerce stock price scenarios.
See "Summary--The Merger Consideration" on page ___ and "The  Merger--Conversion of South Tulsa Common Stock" on page ___.

                Possible Per Share Merger Consideration Scenarios

---------------------------------------- -------------------------------------- --------------------------------------
         Commerce stock price             Per Share Merger Consideration ($)               Exchange Ratio
                                                                                (Shares of Commerce common stock per
                                                                                 share of South Tulsa common stock)
---------------------------------------- -------------------------------------- --------------------------------------
            Less than $45.30                       Less than $340.54                            7.52
---------------------------------------- -------------------------------------- --------------------------------------
            $45.30 - $50.06                             $340.54                              6.80 - 7.52
---------------------------------------- -------------------------------------- --------------------------------------
          Greater than $50.06                    Greater than $340.54                           6.80
---------------------------------------- -------------------------------------- --------------------------------------

     The following  questions and answers  within the section of the  prospectus entitled  "Questions and Answers About the Merger and the Special  Meeting" have been revised as follows:

Q:   What will I receive for my South Tulsa common stock?

A:   You will receive merger  consideration with a value of $340.54 per share of
     South Tulsa common stock you hold  immediately  prior to the Effective Time
     (as defined in the Agreement and Plan of Merger).  This amount will consist of shares of  Commerce  common  stock with an  approximate  exchange  ratio between  6.80 and 7.52 shares of Commerce  common  stock per share of South
     Tulsa common stock.

Q:   Is the per share value of $340.54 fixed?

A:   Only if the Commerce  stock price falls between  $45.30 and $50.06.  If the price is above the range, the per share value will be more, and if it falls below the range,  the per share value will be less. This occurs because the
     Agreement  and Plan of Merger only adjusts the number of shares of Commerce common stock to be issued when the price is between $45.30 and $50.06.  For example,  if the Commerce stock price is less than $45.30, each shareholder of South Tulsa will receive  approximately  7.52 shares of Commerce  common stock per share of South Tulsa common stock (which  results in the value of the Commerce stock received being less than $340.54). On the other hand, if the Commerce stock price is greater than $50.06,  each shareholder of South
     Tulsa will receive  approximately  6.80 shares of Commerce common stock per share of South  Tulsa  common  stock  (which  results  in the  value of the
     Commerce stock  received  being more

Mr. William Friar
February 28, 2007

     than  $340.54).  See "What South  Tulsa  Shareholders  Will  Receive in the
     Merger" on page ___, and "Summary - The Merger Consideration" on page ___.

     The section of the prospectus entitled  "Summary--The Merger Consideration"
has been revised as follows:

The Merger Consideration

     As more fully set forth below,  the Agreement and Plan of Merger  provides, generally,  that each share of South  Tulsa  common  stock,  par value $1.00 per share,  outstanding  immediately  prior to the Effective Time (as defined in the
Agreement  and Plan of  Merger)  will be  converted  into the  right to  receive
$340.54 of Commerce  common stock,  par value $5.00 per share, in the merger (or between approximately 6.80 and 7.52 shares of Commerce common stock per share of
South Tulsa common stock). The total merger  consideration value is estimated to be $26,250,000.

     The Agreement and Plan of Merger  provisions  are intended,  within certain limits, to adjust the value of the Commerce stock consideration in the merger so that the total merger  consideration will equal $340.54 of Commerce common stock per share of South Tulsa common stock (and the exchange ratio of Commerce common stock per share of South Tulsa common stock will be between  approximately  6.80 and 7.52).  This  adjustment  will occur if the Commerce  stock price is between
$45.30 and $50.06. If the Commerce stock price is less than $45.30, the value of
Commerce stock received will be less than $340.54, and each shareholder of South
Tulsa will receive  approximately 7.52 shares of Commerce common stock per share of South Tulsa common stock.  On the other hand, if the Commerce  stock price is greater than $50.06,  the value of Commerce  stock received will be greater than
$340.54,  and each  shareholder of South Tulsa will receive  approximately  6.80 shares of Commerce common stock per share of South Tulsa common stock.  See "The
Merger--Conversion  of South Tulsa Common Stock," beginning at page ___ and "The
Merger--Conversion of South Tulsa Common Stock" on page ___.

     We  have   attached  the  Agreement  and  Plan  of  Merger  to  this  Proxy
Statement/Prospectus  as Appendix A. We encourage  you to read the Agreement and
Plan of Merger as it is the legal document that governs the merger.

     The  following  risk factor within the section of the  prospectus  entitled
"Risk Factors" has been revised as follows:

Mr. William Friar
February 28, 2007

Because the Market Price of Commerce  Common Stock Will  Fluctuate,  South Tulsa
Shareholders  Cannot Be Sure of the Value of the Merger  Consideration They Will
Receive.

     Upon completion of the merger,  each share of South Tulsa common stock will be converted into merger consideration  consisting of $340.54 of Commerce common stock (or between  approximately  6.80 and 7.52 shares of Commerce  common stock per share of South Tulsa common stock).  The market value of the Commerce common stock may vary from the closing  price of Commerce  common  stock on the date we announced  the merger,  on the date that this document was mailed to South Tulsa shareholders, on the date of the special meeting of the South Tulsa shareholders and on the date we complete the merger and thereafter.  While the exchange ratio will be  appropriately  adjusted if the  Commerce  common stock price is between
$45.30 and $50.06, any change in the market value of Commerce common stock prior to completion  of the merger  outside of that range will affect the value of the merger  consideration that South Tulsa shareholders will receive upon completion of the  merger.  Accordingly,  at the time of the special  meeting,  South Tulsa shareholders may not know or be able to calculate the market value of the merger consideration  they would  receive upon  completion  of the merger.  Stock price changes  may result  from a variety of  factors,  including  general  market and
economic  conditions,   changes  in  South  Tulsa's  and  Commerce's  respective
businesses,  operations and prospects,  and regulatory  considerations.  Many of these factors are beyond South Tulsa's and Commerce's control. You should obtain current market  quotations for shares of Commerce common stock and for shares of
South Tulsa common stock.

     The section of the  prospectus  entitled "The  Merger--Conversion  of South
Tulsa Common Stock" has been revised as follows:

Conversion of South Tulsa Common Stock

     South Tulsa shareholders will receive Commerce common stock with a value of
$340.54,  which equates to an exchange  ratio within the range of  approximately
6.80 and 7.52 shares of Commerce  common  stock per share of South Tulsa  common stock.  The value of Commerce  common  stock that a holder of South Tulsa common stock  would  receive in an exchange  will vary if the price of Commerce  common stock  falls  outside  the  range  of  $45.30  and  $50.06  because  the  merger consideration  is not  further  adjusted  if the  Commerce  stock price is below
$45.30 or above $50.06.

     For example,  if the  Commerce  stock price is below  $45.30,  the value of
Commerce stock received will be less than $340.54, and each shareholder of South
Tulsa will receive  approximately 7.52 shares of Commerce common stock per share of South Tulsa common stock.  On the other hand, if the Commerce  stock price is greater than $50.06,  the value of Commerce

Mr. William Friar
February 28, 2007

stock received will be greater than $340.54, and each shareholder of South Tulsa will  receive  approximately  6.80 shares of Commerce  common stock per share of
South Tulsa common stock.

     If between the date of the  Agreement  and Plan of Merger and the Effective
Time, the  outstanding  shares of Commerce  common stock shall have been further changed into a different number of shares or a different class, by reason of any
issuance  of  common  stock,   recapitalization,   reclassification,   split-up,
combination,  exchange,  readjustment,  reorganization,  merger,  consolidation, distribution,  stock split, stock or other dividend, or similar transaction, the
Agreement  and Plan of Merger  shall be  adjusted to the extent  appropriate  to reflect such event.

     If you have any questions regarding any of the foregoing revisions,  please feel free to call me at 816-983-8124.

                                       Very truly yours,

                                       BLACKWELL SANDERS PEPER MARTIN LLP

                                       By:  /s/ Dennis P. Wilbert
                                          --------------------------------------
                                                Dennis P. Wilbert

cc:  J. Daniel Stinnett, Esq.
     C. Bruce Crum, Esq.